Exhibit 99.91

Skeena Announces Grant of Incentive Stock Options

Vancouver, BC (May 8, 2020) Skeena Resources Limited (TSX.V: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) announces that the Board of Directors granted 4,200,000 incentive stock options to directors, officers, employees and consultants of the Company, subject to TSX Venture Exchange acceptance. The incentive stock options have a term of 5 years, expiring on May 8, 2025 or upon departure of the option-holder. In accordance with the Company’s existing incentive stock option plan, and TSX-Venture Exchange Policy 4.4 “Incentive Stock Options”, option-holders are entitled to exercise any vested stock options for a period up to 90 days following their resignation or departure from the Company. Incentive stock options vest over two years with one third of the incentive stock options vesting immediately, one-third after 12 months and one-third after 24 months. After vesting, each incentive stock option will allow the holder to purchase one common share in the Company at a price of C$1.12. Shares issued in conjunction with the exercise of these incentive stock options will be subject to a four month hold period from the date of grant.

About Skeena

Skeena Resources Limited is a junior Canadian mining exploration company focused on developing prospective precious metal properties in the Golden Triangle of northwest British Columbia, Canada. The Company’s primary activities are the exploration and development of the past-producing Eskay Creek gold-silver mine. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Pre-feasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “future”, “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.